[STOCKGROUP LETTERHEAD]


June  12,  2003



United  States  Securities  and  Exchange  Commission
Washington,  DC
USA  20549


Attention:     Mr.  Neil  Miller


Via  fax  to:     202-942-9635




Dear  Sir:

Please accept this letter as our request to withdraw a Form SB-2 filed by our company on May 30, 2003 as detailed below:


MAY  30,  2003  FORM  SB-2  #333-105735


Our  detailed  Company  information  is  as  follows:

STOCKGROUP  INFORMATION  SYSTEMS  INC.
SIC#  7389
IRS  #  84-1379282
CUSIP  #861273  100
CIK  #0001054097

Thank  you  for  your  time  and  assistance.

Sincerely,

STOCKGROUP  INFORMATION  SYSTEMS  INC.
Per:

/s/  David  Gillard


David  Gillard,  CGA
Chief  Financial  Officer
Secretary  and  Treasurer